At the Annual Meeting of Stockholders of the Fund held on February 24, 2016, the stockholders voted on a proposal to elect a Director Nominee or Class I Directors to the Board of Directors of the Fund. A description of the proposal and the shares voted in favor, shared voted against and shares abstaining with respect to the proposal were as follows:

                               Shares Voted     Shares Voted    Shares Voted
                                    For            Against         Abstain
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1. To elect to the Fund's
   Board of Directors
   Edward A. Kuczmarski         20,671,370        1,527,659          --
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